FENWICK & WEST LLP

SILICON VALLEY CENTER     801 CALIFORNIA STREET     MOUNTAIN VIEW, CA 94041
TEL 650.988.8500     FAX 650.938.5200     WWW.FENWICK.COM

David A. Bell	Email dbell@fenwick.com
Direct Dial 650.335.7130
CONFIDENTIAL TREATMENT REQUESTED BY ARCSIGHT, INC.
CONTACT: TRÂM T. PHI, VICE PRESIDENT AND GENERAL COUNSEL AT 408-864-2600

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].
September 18, 2007
VIA FACSIMILE, EDGAR AND COURIER

Mr. David Edgar	SUBMITTED PURSUANT TO A
Securities and Exchange Commission	REQUEST FOR CONFIDENTIAL TREATMENT
100 F Street, N.E.	AND PURSUANT TO 17 C.F.R. 200.83
Washington, D.C. 20549

Re:	ArcSight, Inc. — Form S-1 Registration Statement
File No. 333-145974
Dear Mr. Edgar:
     We are submitting this letter in connection with your review of the Registration Statement on Form S-1 (the “Registration Statement”) of ArcSight, Inc. (the “Company”) that was filed with the Securities and Exchange Commission (the “Commission”) on September 11, 2007 in connection with the Company’s anticipated initial public offering of its common stock. This letter is designed to address questions that we find are frequently asked by the staff of the Division of Corporation Finance in its review of initial public offering Registration Statements with regard to the valuation of shares underlying stock options. This letter addresses such matters with regard to options granted since April 30, 2005 (the period from April 30, 2005 through the date of filing the Registration Statement being referred to as the “Review Period”) and, as such, addresses options granted in the period of just over 28 months preceding the date the Registration Statement was filed. The Company’s fiscal year ends on April 30.
     The letter will first provide relevant background information regarding the value of the Company’s common stock, including transactions in the common stock immediately prior to and during the Review Period, the Company’s operating results prior to and during the Review Period and rights and preferences of the Company’s preferred stock. We will then describe the third party valuations obtained by the Company with respect to the value of its common stock. This letter will conclude with a detailed discussion by grant date of the facts that led to the Company’s determination of the value of the common stock at each grant date.
OVERALL CONSIDERATIONS AND ASSUMPTIONS
Company History
     The Company is a traditional technology start-up. After several years of developing its products, recruiting a team of R&D, sales and marketing and administrative personnel, and commencing sales and marketing efforts with the large enterprises and government agencies customers that initially comprised, and still primarily comprise, its customer base, the Company has now achieved the level of development reflected in the Registration Statement. As is typical with ventures of this nature, the development path has not been a straight line. Formed in 2000, the Company did not achieve meaningful sales until fiscal 2004, and sales grew significantly in fiscal 2005. *** In the fourth quarter of fiscal 2007, the Board approved *** the commencement of the IPO process that has continued through the filing of the Registration Statement.
     The Company was historically funded, primarily, by venture capital investors. Investors have invested approximately $26.8 million into the Company through three rounds of preferred stock financings conducted between June 2000 and November 2002. In the first quarter of fiscal 2007 the Company completed the acquisition of a company with a complementary technology enhancing the Company’s development of its appliance products. The consideration paid in this transaction was a combination of cash and common stock of the Company.
Stock Sales and Acquisition
     During the Review Period the Company has not sold its capital stock in any financing transactions. However, during the Review Period there have been sales of the Company’s capital stock between unrelated third parties, and the Company issued its common stock in connection with an acquisition completed in the first quarter of fiscal 2007. These transactions were as follows:
•	Sales of Series A Preferred Stock to Craig Ramsey. Mr. Ramsey joined the Board as an independent outside director in October 2002. On March 22, 2005, an early investor, which is unaffiliated with Mr. Ramsey, sold to him 1,592,990 shares of the Company’s Series A preferred stock. On May 12, 2005, the same investor sold an additional 1,592,991 shares to Mr. Ramsey. In each case the price paid in the transaction for these preferred shares was approximately $1.88 per share. Based on the conversion ratio of the Series A preferred shares into common stock, this was the equivalent of a sales price of $1.50 per common share, ignoring the value of the rights and preferences appurtenant to ownership of the preferred stock.

•	Sale of Series A Preferred Stock to New Enterprise Associates. On August 17, 2005, the same early investor, which is also unaffiliated with New Enterprise Associates, sold to affiliates of New Enterprise Associates an aggregate of 4,350,000 shares of the Company’s Series A preferred stock. Prior to these purchases, NEA did not have any investment in, or relationship with, the Company. The price paid in the transactions for these preferred shares was approximately $1.88 per share. Based on the conversion ratio of the Series A preferred shares into common stock, this was the equivalent of a sales price of $1.50 per common share, ignoring the value of the rights and preferences appurtenant to ownership of the preferred stock.

•	Sale of Series A Preferred Stock to Bartlett Ventures, LP. Also on August 17, 2005, the same early investor, which is also unaffiliated with Bartlett Ventures, LP, sold to Bartlett Ventures, LP 50,000 shares of the Company’s Series A preferred stock. Prior to this purchase, Bartlett Ventures, LP did not have any investment in, or relationship with, the Company. The price paid in this transaction for these preferred shares was approximately $1.88 per share. Based on the conversion ratio of the Series A preferred shares into common stock, this was the equivalent of a sales price of $1.50 per common share, ignoring the value of the rights and preferences appurtenant to ownership of the preferred stock.

•	Sale of Series A Preferred Stock and Series B Preferred Stock to KPCB Holdings, Inc., as nominee. On March 22, 2006, the same early investor, which is also unaffiliated with KPCB Holdings, Inc., as nominee (“KPCB”), sold to KPCB 1,223,393 shares of the Company’s Series A preferred stock and 86,631 shares of the Company’s Series B preferred stock. Prior to this purchase, KPCB held 838,417 shares of the Company’s Series A preferred stock and 15,605,980 shares of the Company’s Series B preferred stock. In addition, KPCB had a prior relationship with the Company through Ted Schlein, a partner at Kleiner Perkins Caufield & Byers, an affiliate of KPCB, who has served as a director of the Company since March 2002. The price paid in the transaction for Series A preferred shares was approximately $1.38 per share, which based on the conversion ratio of the Series A preferred shares into common stock, was the equivalent of a sales price of $1.10 per common share, ignoring the value of the rights and preferences appurtenant to ownership of the preferred stock. The price paid in the transaction for Series B preferred shares was $1.10 per share, which based on the conversion ratio of the Series B preferred shares into common stock, was the equivalent of a sales price of $1.10 per common share, ignoring the value of the rights and preferences appurtenant to ownership of the preferred stock.
•	Sales of Common Stock to Millennium Technology Ventures. On May 9, 2007, a former employee sold to affiliates of Millennium Technology Ventures an aggregate of 500,000 shares of the Company’s common stock. On June 12, 2007, another former employee also sold to affiliates of Millennium Technology Ventures an aggregate of 100,000 shares of the Company’s common stock. The price paid in each of these transactions for the shares of common stock was $1.25 per share. Prior to these purchases, Millennium Technology Ventures did not have any investment in, or relationship with, the Company.

•	Acquisition of Enira Technologies, LLC. In June 2, 2006, the Company completed the acquisition of substantially all of the assets of Enira Technologies, LLC (“Enira”), an independent privately-held technology start-up (“Enira”), for a combination of cash and common stock. This transaction is described more fully in Note 4 of the notes to consolidated financial statements included in the Registration Statement. The shares of common stock issued in this transaction were valued by the parties to this transaction at $1.52 per share.
Operating Results
     As part of its assessment of the value of the common stock underlying the stock options that it granted, the Company also considered the Company’s financial performance during the Review Period, as well as general market trends during the Review Period.
     The Company first achieved meaningful revenue in fiscal 2004, with revenue growing from well under $1 million for the preceding 12 month period to approximately $12.4 million in fiscal 2004. Revenue growth was strong once again from fiscal 2004 to fiscal 2005, increasing from $12.4 million to $22.4 million. *** In June 2006, the Company acquired substantially all of the assets of Enira, including the predecessors to the Company’s TRM and NCM appliance products, ***. In addition, the Company released its Logger appliance product in December 2006 ***.
Preferred Stock Rights and Preferences
     In connection with the assessment of the fair value of the common stock underlying its stock options, the Company also considered the rights and privileges of the Company’s preferred stock. All outstanding shares of preferred stock were issued prior to commencement of, and remained outstanding throughout, the Review Period. The primary rights and preferences associated with the preferred stock are as follows:
•	All series of preferred stock are entitled to liquidation preferences equal to their respective original issuance prices, plus all declared but unpaid dividends. Should there be a liquidation, any available funds and assets would first be distributed to the preferred stockholders. Only if there are assets remaining after this distribution would any proceeds be paid to the common stockholders, and any such remaining assets would be distributed to the common stockholders and the preferred stockholders on a pro rata basis according to the number of shares held by each stockholder on an as-converted-to-common stock basis. For the purpose of this liquidation preference, an acquisition of the Company would be treated as a liquidation;

•	Each share of preferred stock is convertible into common stock at any time, at the option of its holder;

•	All series of preferred stock are entitled to annual dividends at a rate equal to 6% of their respective original issuance prices. The dividends are non-cumulative and are to be paid as and if declared by the Company’s Board of Directors. Dividends on the preferred stock, when and if declared by the Company’s Board of Directors, are to be paid prior and in preference to the payment of dividends on the Company’s common stock;

•	The holders of preferred stock have the right to elect a number of the directors;

•	The holders of all series of preferred stock are entitled to vote on all matters with the holders of common stock and are entitled to the number of votes equal to the number of common shares into which the preferred shares are convertible; and

•	The approval of the preferred stock, voting separately as a class, is required to take certain critical corporate actions.
     Absent an IPO, the viable exit strategy for the Company is a sale of the Company via a statutory merger. In this scenario, the preferred stockholders would receive their liquidation preferences first before the common stockholders participate on a pro rata basis. The aggregate liquidation preference that would have been payable to holders of the preferred stock throughout the liquidation period was $26,934,026 (assuming the exercise of outstanding warrants to purchase preferred stock).
Third-Party Stock Valuations
     Commencing in February 2006, the Company engaged an unrelated third-party valuation firm, *** to perform valuations of the Company’s common stock. *** first valuation was dated February 1, 2006 and was performed subsequent to the Company’s decision to cease pursuit of an IPO following the weak financial results for the quarter ended January 31, 2006. Subsequently, *** issued reports as of November 1, 2006, March 15, 2007 and June 1, 2007 as to the then-current value of the Company’s common stock.
     The *** valuations used a probability-weighted expected return methodology to estimate the value of the Company. This method estimates the value based on potential values of the enterprise assuming various outcomes, with the ultimate value estimate based on the probability-weighted value of these potential outcomes. The following scenarios were assumed:
          IPO Scenario: estimates the value based on an estimated IPO value discounted to the present value based on both risk and timing. For the purpose of this valuation *** used average IPO valuations proposed by the anticipated lead underwriters for the IPO process initiated in November 2005, for the 2006 valuations, and in February 2007, for the 2007 valuations, which underwriter valuations were then discounted based on an expected period of time to complete an IPO.
          Sale Scenario: estimates the value assuming the sale of the Company based on estimates of future value(s) in a potential merger and acquisition transaction discounted to the present value.
          Private Company Scenario: estimates the value using the average value of the market comparable approach and the income approach to estimate the aggregate enterprise value of the Company at each valuation date. The market comparable approach estimates the fair value of a company by applying to that company market multiples of publicly traded firms in similar lines of business. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and expenses. The projections used in connection with this valuation were based on the Company’s expected operating performance over the forecast period. There was inherent uncertainty in these estimates. In applying the market comparable and income approaches to reach a valuation, a discount was applied to the resulting value to reach the final valuation by the respective method based on the fact that as a private company there were significant impediments to liquidity (including lack of publicly available information and the lack of a trading market). The size of the discount was determined using quantitative analysis that was in part a function of the estimated time for the Company to reach a liquidity event. This approach was applied to the value of the Company’s common stock to get to the non-marketable, minority per share basis (i.e., “deemed fair value”).
          Liquidation Scenario: assumes the Company is dissolved, where the book value less the applicable liquidation preferences represents the amount available to the common shareholders. Given ArcSight’s specific stage and financial performance, zero probability was applied to this scenario.
Other Matters Considered
     ***

     ***  A year later, once the Company determined that operating results for the first three quarters of fiscal 2007 exceeded those contained in the business plan, the Company *** interviewed investment banks for a possible IPO in February 2007, and the investment banks made presentations to the Board of Directors regarding the Company’s potential value in an IPO at that time.
     In January 2007, the Company’s Board of Directors also adopted a business plan for fiscal 2008. The plan predicted revenue of approximately $*** for fiscal 2008, up *** from the revenue then projected for fiscal 2007.
GRANT SPECIFIC CONSIDERATIONS AND ASSUMPTIONS
     A summary of grants during the Review Period, and the estimated fair value of the Company’s underlying common stock at each grant date, as determined by the Company, is as follows:

			Estimated Fair
		Exercise	Value Per Share
	Number of	Price Per	(see discussion	Intrinsic Value
Date of Issuance	Options Granted	Share	below)	Per Share

5/26/05	4,040,000	$1.00	$1.00	—
6/15/05	122,500	1.00	1.00	—
7/12/05	269,000	1.00	1.00	—
8/12/05	227,500	1.00	1.00	—
8/22/05	430,000	1.00	1.00	—
9/15/05	1,039,000	1.00	1.00	—
10/28/05	490,000	1.00	1.00	—
3/8/06	1,849,750	1.52	1.52	—
6/5/06	1,517,750	1.52	1.52	—
6/19/06	419,094	1.52	1.52	—
12/14/06	1,437,800	1.70	1.70	—
1/24/07	4,647,753	1.70	1.70	—
4/19/07	811,000	2.33	2.33	—
May 26, 2005, June 15, 2005, July 12, 2005, August 12, 2005, August 22, 2005, September 15, 2005 and October 28, 2005
     The options granted on these dates had an exercise price of $1.00 per share. The Company determined that this was the then current value, based primarily on the transactions described above on May 12, 2005 and on August 17, 2005 between unrelated third parties in which shares of series A preferred stock were bought and sold at price of $1.88 per share, which purchase and sale price would equate to a price of $1.50 per share of the common stock into which the preferred stock was then convertible. There were not meaningful corporate events in the time frame between May 12, 2005 and October 28, 2005 that would suggest a change in the value of the Company’s shares. In reaching a fair market value of $1.00 per share for the common shares, the Company determined that a 33% discount from the $1.50 converted value of the preferred stock was appropriate in light of (i) the preferred stock preference that is reflected in the valuation of the preferred shares, which preference is, of course, not available to common stock holders who own common shares outright, and (ii) the illiquidity discount applicable to privately held common shares.
     ***
March 8, 2006
     The options granted on this date had an exercise price of $1.52 per share, based on the recent evaluation performed by ***. As noted above, *** performed a valuation of the Company’s common stock as of February 1, 2006 and determined that at such time the fair market value of the common stock was between $1.50 and $1.55 per share. The valuation was primarily driven by the preliminary estimated IPO price provided in November 2005 by the lead underwriter selected by the Company. This estimate was discounted based on an expected period of time to complete an IPO.

     There were not meaningful corporate events in the time frame between February 1, 2006 and March 8, 2006 that would suggest a change in the value of the Company’s shares.
June 5, 2006 and June 19, 2006
     The options granted on these dates had an exercise price of $1.52 per share. This price was based on the evaluation performed by *** and the value per share ascribed to the Company’s common stock in the Company’s acquisition of Enira on June 5, 2006. There were not any meaningful corporate events in the time frame between February 1, 2006 and June 19, 2006 that would suggest a change in the value of the Company’s shares.
December 14, 2006 and January 24, 2007
     The options granted on these dates had an exercise price of $1.70 per share. As noted above, *** performed a valuation of the Company’s common stock as of November 1, 2006 and determined that at such time the fair market value of the common stock was $1.70 per share. The primary factor in the increased valuation between February 1 and November 1, 2006 was in increase in the assumed value under a Sale scenario. This increase was driven by valuations achieved in relevant merger and acquisition activity in the Company’s direct or related markets as well as ***.
     There were not any meaningful corporate events in the time frame between November 1, 2006 and December 14, 2006 or January 24, 2007 that would suggest a change in the value of the Company’s shares.
April 19, 2007
     The options granted on this date had an exercise price of $2.33 per share, based on the recent evaluation performed by ***. As noted, *** performed a valuation of the Company’s common stock as of March 15, 2007 and determined that at such time the fair market value of the common stock was $2.33 per share. The most significant change in events between November 1, 2006 and March 15, 2007 was the decision by the Company’s board of directors to *** engage in the IPO process. This decision was made subsequent to the completion of the fiscal third quarter ended January 31, 2007 in which the Company surpassed its internal bookings target by over 10%. While the Company’s board of directors discussed the possibility of restarting the IPO process during January 24, 2007 meeting, there remained significant uncertainty regarding the ultimate results of the then-current quarter at the time of that meeting. As noted in the Registration Statement in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Sources of Revenues, Cost of Revenue and Operating Expenses — Product Revenues”, consistent with practices in its industry, the Company typically consummates a large portion of its business during the last weeks of its fiscal quarters. As such, the Company has limited visibility to the results of a particular quarter until the quarter and the associated accounting close process has been completed. ***
     The Company interviewed various investment banks for the lead underwriting position in February 2007, following the end of the third fiscal quarter, holding an organizational meeting for the IPO on February 15, 2007. The preliminary IPO valuations presented by the two lead investment banks in February 2007, were the primary reason for the increase in the estimated value in the March 2007 *** valuation.
     There were not any meaningful corporate events in the time frame between March 15, 2007 and April 19, 2007 that would suggest a change in the value of the Company’s shares.

     The Company believes that the foregoing discussion demonstrates the appropriateness of the Company’s accounting for stock-based compensation. The Company should be able to provide any additional information that you need, either orally or in writing. Please do not hesitate to call the undersigned at 650-335-7130 or, in his absence, Daniel J. Winnike of Fenwick & West LLP at 650-335-7657, if we can facilitate this process.
CONFIDENTIAL TREATMENT REQUEST
     The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that the redacted contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you notify Trâm T. Phi, Vice President and General Counsel of the Company, at 5 Results Way, Cupertino, California, 95014 (408-864-2600) and David A. Bell, Esq. of Fenwick & West LLP at Silicon Valley Center, 801 California Street, Mountain View, CA 94041 (650-335-7130).

Sincerely,
/s/ David A. Bell
David A. Bell

cc:	Stewart Grierson, Chief Financial Officer, ArcSight, Inc.
Trâm T. Phi, Vice President and General Counsel, Arcsight, Inc.
Mark Cuny, Vice President, Finance, ArcSight, Inc.
Daniel J. Winnike, Fenwick & West LLP